EXHIBIT 23.2

Consent of Independent Auditors

The Board of Directors

Cathay Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-4 of Cathay Bancorp, Inc. of our report dated January 15, 2003, relating to the consolidated statements of condition of Cathay Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Cathay Bancorp, Inc. and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

/s/    KPMG LLP

Los Angeles, California

July 25, 2003